

Mail Stop 3561

February 12, 2010

Mr. Peter A. Reichard
Chief Executive Officer
Design Source, Inc.
100 Europa Drive, Suite 455
Chapel Hill, North Carolina 27517

> **Re:** **Design Source, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 29, 2009**
> **File No. 0-52089**

Dear Mr. Reichard:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2009

Item 9A. Controls and Procedures, page 8

1.   We note your disclosure regarding limitations on the effectiveness of your disclosure controls and procedures and your internal controls, and in particular the statement that a control system can provide only reasonable assurance that the objectives of the control system are met. As such, please clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and to set forth, if true, the conclusion of your principal executive and financial officer that your disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

Financial Statements, page F-1

2.   Please provide an auditor's report on the cumulative data presented in your financial statements as required by Item 2.02 of Regulation S-K. An audit report is required on an annual basis as long as an entity is in the development stage and may be provided by your present accountant or predecessor accountant. If you provide a report from your predecessor accountant, the audit report of your present accountant should make reference to the predecessor auditor that audited a portion of the cumulative data. If it is impractical to obtain an audit of the cumulative data you may request a waiver of the audit requirement from the Office of the Chief Accountant of the Division of Corporation Finance. Your request should be addressed to Mr. Wayne Carnall, Chief Accountant, Division of Corporation Finance, U.S. Securities & Exchange Commission, 100 F Street, NE, Washington DC 20549 and sent via email to DCAOLetters@SEC.gov.

Exhibit 31.1/31.2

3.   Please revise the certifications to comply with Item 601(b)(31) of Regulation S-X. In particular, refer to the registrant rather than the smaller reporting company in paragraphs 3 and 4(d) and revise paragraph 4(d) to comply with the wording in Item 601(b)(31) of Regulation S-X.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief